UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 5, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1933

MagnaChip Semiconductor Corporation
File No. 333-168516-09 & 333-126019-09 - CF #32665

MagnaChip Semiconductor S.A.
File No. 333-168516 & 333-126019 - CF #32665

_____

MagnaChip Semiconductor Corporation (successor to MagnaChip Semiconductor LLC) and MagnaChip Semiconductor S.A. submitted an application under Rule 406 requesting an extension of prior grants of confidential treatment for information they excluded from the Exhibits to a Form S-4 filed on June 21, 2005 and to a Form S-4 filed on August 4, 2010, as amended.

Based on representations by MagnaChip Semiconductor Corporation (successor to MagnaChip Semiconductor LLC) and MagnaChip Semiconductor S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.10	S-4	August 4, 2010	through June 21, 2025
10.12	S-4	June 21, 2005	through June 21, 2025
10.30	S-4	June 21, 2005	through June 21, 2025
10.31	S-4	June 21, 2005	through June 21, 2025
10.32	S-4	June 21, 2005	through June 21, 2025
10.33	S-4	June 21, 2005	through June 21, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary